Exhibit 99.1

Cellebrite to Acquire Corellium

Combination Delivers Unmatched Innovation in Arm-based Vulnerability and Malware Research, Smart Device DevSecOps and Mobile Pen Testing

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL – June 5, 2025 – Cellebrite (NASDAQ: CLBT), a global leader in premier Digital Investigative solutions for the public and private sectors, today announced its agreement to acquire Corellium, a leader in Arm-based virtualization software. This combination will set a new standard for digital investigations and the security of smart devices including iOS, Android, automotive systems and any Arm-based IoT device. Customers across public safety, defense, intelligence and private sectors will benefit from:

•	Accelerated identification of mobile vulnerabilities and exploits
•	Industry-first ability to visualize and interact with virtual devices as if they were physically present - aiding prosecutors, juries, investigators and developers
•	Increased efficiency, speed and efficacy of DevSecOps across all Arm-based devices
•	Arm-native and dynamic Mobile Pen Testing

“Leading edge technology matters,” said Thomas E. Hogan, Cellebrite’s interim chief executive officer. “Corellium has built an industry-unique virtualization platform that will ultimately help Cellebrite customers secure both their communities and institutions. The power of this combination goes beyond their technology and includes the addition of some of the brightest minds in vulnerability, malware analysis and security testing. We could not be more excited about adding the Corellium team to the Cellebrite family. The combination of our respective talent and IP changes the game in the efficient securing and analysis of all Arm-based devices which are pervasive across a vast range of applications from cloud to edge.”

“The combination of Cellebrite’s commitment to innovation and its focus on public safety and security made this the perfect home for our people and our technology,” said Chris Wade, Corellium’s founder and chief technology officer, who will join Cellebrite as chief technology officer. “With Cellebrite’s offerings, users have ‘blueprints’ — technical schematics of what is on a device. With the addition of Corellium’s technology, users will virtually walk through the device, explore every room and open every door safely and without altering a thing in a forensically sound manner. I am personally thrilled to join Tom’s team as the new chief technology officer and to work closely with the Cellebrite research and development team.”

“Arm is the world’s most pervasive computing platform, and as AI continues to transform markets and deliver new experiences, the safety and security of our devices has never been more critical,” said Mohamed Awad, SVP and GM, Infrastructure, Arm. “Corellium's innovative Arm-based virtualization solutions leverage the unique footprint Arm has from cloud to edge, and we value their contributions as part of the ecosystem building the future of computing on Arm.”

The acquisition of Corellium is expected to broaden Cellebrite’s TAM in both the public and private sectors. In the public sector, Corellium’s technology and talent will further enhance and broaden Cellebrite’s Digital Investigation Platform, while Corellium’s solution for mobile vulnerability research is expected to increase Cellebrite’s offerings for customers in the defense and intelligence sector. In the private sector, Corellium’s virtualization platform is expected to extend Cellebrite’s reach beyond eDiscovery and corporate investigation use cases through powerful virtualization solutions that enable development and security professionals to design the next generation of high-performance, secure mobile applications, IoT devices and automotive systems.

Cellebrite intends to acquire Corellium for an enterprise value of $170 million in cash with $20 million converted to equity at closing. Corellium securityholders will receive up to an additional $30 million in cash based on the achievement of certain performance milestones over the next two years. The deal is expected to close this summer, subject to approval of the Committee on Foreign Investment in the United States and other customary closing conditions. Cellebrite plans to provide additional information about Corellium’s anticipated financial contribution after the transaction closes.

J.P. Morgan Securities LLC is acting as exclusive financial advisor to Corellium.

Finally, Cellebrite is approaching the conclusion of its thorough CEO search process. The Company expects and plans to announce the appointment of the permanent CEO in conjunction with or prior to the mid-August disclosure of its second quarter 2025 results.

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About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its global customers to protect and save lives by enhancing digital investigations and intelligence gathering to accelerate justice in communities around the world. Cellebrite’s AI-powered Digital Investigation Platform enables customers to lawfully access, collect, analyze and share digital evidence in legally sanctioned investigations while preserving data privacy. Thousands of public safety organizations, intelligence agencies, and businesses rely on Cellebrite’s digital forensic and investigative solutions—available via cloud, on-premises, and hybrid deployments—to close cases faster and safeguard communities.  To learn more, visit us at www.cellebrite.com, https://investors.cellebrite.com, and find us on social media @Cellebrite.

About Corellium

Corellium is the leader in Arm hypervisor virtualization, helping security and developer teams build, test, and secure software for mobile, automotive, and IoT devices using the power of virtual hardware. Over 500 organizations, governments, and security practitioners worldwide rely on Corellium’s virtualization solutions to enhance security testing and streamline DevOps. By providing highly performant, scalable, and precise virtual models, Corellium enables new capabilities not possible with physical hardware. Corellium previously raised $25M in a Series A round, led by Paladin Capital Group with participation from Cisco Investments.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, this combination will set a new standard for digital investigations and the security of smart devices including iOS, Android, automotive systems and any Arm-based IoT device; with the addition of Corellium’s technology, users will virtually walk through the device, explore every room and open every door safely and without altering a thing in a forensically sound manner; Chris Wade’s prospective appointment as chief technology officer; the acquisition of Corellium is expected to broaden Cellebrite’s TAM in both the public and private sectors; in the public sector, Corellium’s technology and talent will further enhance and broaden Cellebrite’s digital forensics capabilities while Corellium’s solution for mobile vulnerability research is expected to increase Cellebrite’s offerings for customers in the defense and intelligence sector; in the private sector, Corellium’s virtualization platform is expected to extend Cellebrite’s reach beyond eDiscovery and corporate investigation use cases through powerful virtualization solutions that enable development and security professionals to design the next generation of high-performance, secure mobile applications, IoT devices and automotive systems; the timing associated with closing the transaction; Corellium earning up to an additional $30M in cash based on the achievement of certain performance milestones over the next two years; and the potential impact of the transaction on the Company’s 2025 revenue, annual recurring revenue (ARR), adjusted EBITDA, operating profitability and earnings are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s DI solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on April 27, 2023 and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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